UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Precision Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.000005 per share
(Title of Class of Securities)

74019P108
(CUSIP Number)

March 1, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74019P108	13G	Page 1 of 7 Pages

1.	NAME OF REPORTING PERSONS Aquilo Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 466,767 (See Note 1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 466,767 (See Note 1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,767 (See Note 1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount comprises beneficial ownership of 466,767 shares of Common Stock, which consists of (i) 257,767 shares of Common Stock plus (ii) 209,000 shares of Common Stock issuable upon exercise of warrants held by Aquilo Capital, L.P. (the "Warrants"). All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 7.1% of the Common Stock, based on (i) 6,356,000 shares of Common Stock outstanding as of March 1, 2024, as represented in the Prospectus filed by the Issuer with the Securities and Exchange Commission ("SEC") on March 4, 2024 plus (ii) 209,000 shares of Common Stock issuable upon exercise of the Warrants.
CUSIP No. 74019P108	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Aquilo Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 662,659 (See Note 2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 662,659 (See Note 2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,659
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(2)	This amount comprises beneficial ownership of 662,659 shares of Common Stock, which consists of (i) 385,440 shares of Common Stock plus (ii) 277,219 shares of Common Stock issuable upon exercise of the Warrants. All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.9% of the Common Stock, based on (i) 6,356,000 shares of Common Stock outstanding as of March 1, 2024, as represented in the Prospectus filed by the Issuer with the SEC on March 4, 2024, plus (ii) 277,219 shares of Common Stock issuable upon exercise of the Warrants. The foregoing excludes 35,281 shares of Common Stock issuable upon exercise of the Warrants because the Warrants contain a blocker provision under which the holder does not have the right to exercise the Warrants to the extent that together with the holder's affiliates and any other person or entity acting as a group, owns more than 9.9% of the Common Stock. Without such blocker provisions, Aquilo may have been deemed to have beneficial ownership of 697,940 shares of Common Stock.

CUSIP No. 74019P108	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS Marc Schneidman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 662,659 (See Note 3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 662,659 (See Note 3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,659
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(3) See Note (2) Above

CUSIP No. 74019P108	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Precision Biosciences, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

302 East Pettigrew Street, Suite A-100

Durham, NC, 27701

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the Common Stock (as defined in Item 2(d) below) of the Company:

(i)	Aquilo Capital, L.P.

(ii)	Aquilo Capital Management, LLC

(iii)	Marc Schneidman

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Aquilo Capital, L.P.

One Letterman Drive, Suite D4900

Building D, The Presidio

San Francisco, CA 94129

(ii)	Aquilo Capital Management, LLC

One Letterman Drive, Suite D4900

Building D, The Presidio

San Francisco, CA 94129

(iii)	Marc Schneidman

c/o Aquilo Capital Management, LLC

One Letterman Drive, Suite D4900

Building D, The Presidio

San Francisco, CA 94129

Item 2(c).	Citizenship:

(i)	Aquilo Capital, L.P. – DE

(ii)	Aquilo Capital Management, LLC – CA

(iii)	Marc Schneidman – USA

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.000005 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

74019P108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(i)	Aquilo Capital, L.P.

(a)	Amount beneficially owned: 466,767 (See Note 4)

(b)	Percent of class: 7.1% (See Note 5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 466,767 (See Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 466,767 (See Note 4)

(ii)	Aquilo Capital Management, LLC

(a)	Amount beneficially owned: 662,659 (See Note 4)

(b)	Percent of class: 9.9% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 662,659 (See Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 662,659 (See Note 4)

(iii)	Marc Schneidman

(a)	Amount beneficially owned: 662,659 (See Note 4)

(b)	Percent of class: 9.9% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 662,659 (See Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 662,659 (See Note 4)

CUSIP No. 74019P108	13G	Page 5 of 7 Pages

Note 4:

Aquilo Capital Management, LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Aquilo Capital Management, LLC, which serves as the general partner and investment manager to investment funds, including but not limited to, Aquilo Capital, L.P., (collectively the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Schneidman, as Managing Member of Aquilo Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the Funds are the beneficial owner of any of the securities reported herein.

Note 5:

This amount comprises beneficial ownership of 466,767 shares of Common Stock, which consists of (i) 257,767 shares of Common Stock plus (ii) 209,000 shares of Common Stock issuable upon exercise of the Warrants held by Aquilo Capital, L.P. All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 7.1% of the Common Stock, based on (i) 6,356,000 shares of Common Stock outstanding as of March 1, 2024, as represented in the Prospectus filed by the Issuer with the SEC on March 4, 2024 plus (ii) 209,000 shares of Common Stock issuable upon exercise of the Warrants.

Note 6:

This amount comprises beneficial ownership of 662,659 shares of Common Stock, which consists of (i) 385,440 shares of Common Stock plus (ii) 277,219 shares of Common Stock issuable upon exercise of the Warrants. All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.9% of the Common Stock, based on (i) 6,356,000 shares of Common Stock outstanding as of March 1, 2024, as represented on the Prospectus filed by the Issuer with the SEC on March 4, 2024, plus (ii) 277,219 shares of Common Stock issuable upon exercise of the Warrants. The foregoing excludes 35,281 shares of Common Stock issuable upon exercise of the Warrants because the Warrants contain a blocker provision under which the holder does not have the right to exercise the Warrants to the extent that together with the holder's affiliates and any other person or entity acting as a group, owns more than 9.9% of the Common Stock. Without such blocker provisions, Aquilo may have been deemed to have beneficial ownership of 697,940 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
See Note 4 above. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
See Note 4 above.
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024

AQUILO CAPITAL, L.P.

By: Aquilo Capital Management, LLC, its General Partner

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

AQUILO CAPITAL MANAGEMENT, LLC

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

MARC SCHNEIDMAN

By: /s/ Marc Schneidman

CUSIP No. 74019P108	13G	Page 6 of 7 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: March 18, 2024

AQUILO CAPITAL, L.P.

By: Aquilo Capital Management, LLC, its General Partner

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

AQUILO CAPITAL MANAGEMENT, LLC

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

MARC SCHNEIDMAN

By: /s/ Marc Schneidman

CUSIP No. 74019P108	13G	Page 7 of 7 Pages